Touchstone Funds Group Trust

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

April 5, 2024

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Touchstone Sands Capital International Growth Equity Fund — Request for Withdrawal of the Prospectus/Information Statement on Form N-14 of Touchstone Funds Group Trust (File Nos. 333-278439 and 811-08104)

Dear Ms. Hahn:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Touchstone Funds Group Trust (the “Trust”) hereby requests withdrawal of the Prospectus/Information Statement filed on Form N-14 (File Nos. 333-278439 and 811-08104) on behalf of the Touchstone Sands Capital International Growth Equity Fund (the “Acquiring Fund”) (Accession Number: 0001193125-24-083606) (the “Registration Statement”). The Registration Statement related to the reorganization of the Touchstone International Growth Fund (the “Target Fund”), a series of Touchstone Strategic Trust, into the Acquiring Fund, a series of the Trust (the “Reorganization”).

The Trust is making this application for withdrawal of the Registration Statement because it has determined that the specific share classes of the Acquiring Fund involved in the Reorganization were not properly linked to the corresponding Target Fund share classes on the SEC’s EDGAR website. The Trust will seek to correct this administrative error and file a new Prospectus/Information Statement on Form N-14 at a subsequent time. No securities have been issued or sold in connection with the Registration Statement. The Trust respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions, please feel free to contact Michael Davalla at (617) 951-9083 or michael.davalla@klgates.com. Thank you.

Very truly yours,

By:	/s/ Michael Davalla

Title:	Counsel, K&L Gates LLP